    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 5, 2001


                                                      REGISTRATION NO. 333-66744
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 2

                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                             DIEDRICH COFFEE, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                    DELAWARE                                        33-0086628
        (STATE OR OTHER JURISDICTION OF                          (I.R.S. EMPLOYER
         INCORPORATION OR ORGANIZATION)                        IDENTIFICATION NO.)

                              2144 MICHELSON DRIVE
                                IRVINE, CA 92612
                                 (949) 260-1600
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               J. MICHAEL JENKINS
                             DIEDRICH COFFEE, INC.
                              2144 MICHELSON DRIVE
                                IRVINE, CA 92612
                                 (949) 260-1600
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                                    COPY TO:
                             JOHN M. WILLIAMS, ESQ.
                          GIBSON, DUNN & CRUTCHER LLP
                                  4 PARK PLAZA
                                IRVINE, CA 92614
                                 (949) 451-3800

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC:
     From time to time after this registration statement becomes effective.

     If any of the securities being registered on this form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

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

PROSPECTUS

                                [DIEDRICH LOGO]

     This prospectus relates to an offering of up to 2,565,455 shares of common stock of Diedrich Coffee, Inc. The offering consists of the periodic sale by the selling stockholders listed below under the caption "Selling Stockholders" of up to:

     - 1,999,996 shares of common stock previously issued to the selling stockholders in a private placement transaction not involving a public offering;

     - 499,997 shares of common stock issuable upon exercise of outstanding warrants previously issued to the selling stockholders in a private placement transaction not involving a public offering; and

     - 65,462 shares of common stock purchased by the selling stockholders on the open market.


     Our common stock is traded on The Nasdaq National Market under the symbol "DDRX." On October 4, 2001, the last reported sale price of our common stock was $3.00 per share.


     We will not receive any portion of the proceeds from the sale of the common stock offered by this prospectus. The selling stockholders will receive all the net proceeds from the sale of the common stock and pay all selling commissions, if any, applicable to any sale. We are responsible for payment of all other expenses incident to the offer and sale of the common stock.

     The selling stockholders may sell common stock from time to time directly to purchasers or through agents, underwriters or dealers. The sales may occur in one or more transactions on The Nasdaq National Market, in negotiated transactions, in private transactions or otherwise, or in a combination of such methods of sale. The sales may occur at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. See "Plan of Distribution" below.

     You should read this prospectus carefully before you invest.

     INVESTING IN OUR COMMON STOCK INVOLVES SUBSTANTIAL RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 1 OF THIS PROSPECTUS.
                                ---------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES WILL NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.
                                ---------------


                 The date of this prospectus is October 5, 2001

                             DIEDRICH COFFEE, INC.


     Diedrich Coffee sells brewed specialty coffee and espresso-based beverages such as cappuccinos, lattes, mochas and espressos and various blended drinks as well as a wide variety of whole bean coffees through company-owned and franchised locations. As of June 27, 2001 we owned and operated 87 retail locations and had 286 franchised retail locations in 37 states and 11 foreign countries. Although the specialty coffee industry is presently dominated by a single company, which operates or licenses more than ten times the number of retail outlets than we do, we are one of the nation's largest specialty coffee retailers with annual system-wide revenues in excess of $150 million. Our primary brands are Diedrich Coffee and Gloria Jean's Coffees, one of the nation's largest chain of mall-based coffee stores. We also own and operate Coffee People and Coffee Plantation coffeehouses. To complement beverage sales, we sell light food items and other merchandise at our retail locations. In addition, we have a wholesale division that markets our products directly to businesses through office coffee systems as well as to food service establishments. Our products are also sold directly to customers through our website and through mail order.


     We are incorporated in the State of Delaware. Our principal executive offices are located at 2144 Michelson Drive, Irvine, California 92612. Our telephone number is (949) 260-1600.

                                  RISK FACTORS


WE MUST REPAY APPROXIMATELY $5.5 MILLION IN BANK DEBT BY SEPTEMBER 2002. IF WE ARE NOT ABLE TO SUCCESSFULLY MANAGE OUR REPAYMENT STRATEGY, OR IF WE ARE UNABLE TO MAINTAIN COMPLIANCE WITH OUR REVISED FINANCIAL COVENANTS, OUR LENDER MAY DECLARE US TO BE IN DEFAULT AND EXERCISE ITS CONTRACTUAL REMEDIES.



     We announced in June 2000 that we failed to meet certain financial covenants under the Credit Agreement for our term loan and revolving credit facility. On September 26, 2000, we entered into a First Amendment to Credit Agreement with our lender to amend the terms of our Credit Agreement. The amendment requires us to repay the debt in full by September 1, 2002. To pay off the loan in 2002, we may need to obtain new financing which may not be readily available to us at that time. If we are unable to obtain new financing, we will likely need to sell additional assets to meet the terms of the Credit Agreement. There is no assurance that we will be able to sell such assets on the timetables or for the values anticipated.


     In addition to the required payment changes, the First Amendment to Credit Agreement, and the subsequent Second Amendment to Credit Agreement entered into on February 26, 2001, each amend the financial covenants contained in the Credit Agreement. If we are unable to comply with the terms of our revised financial covenants, our lender may declare a default and immediately accelerate the due date of our outstanding loans. If we are unable to repay our outstanding loans when asked to do so by the lender, the lender may exercise any one or more of the remedies available to it, including foreclosing on the assets pledged to support the facility, which includes virtually all of our assets. The lender may also require our subsidiaries to repay amounts outstanding because each of our subsidiaries is a co-borrower under the amendments to the Credit Agreement.

HISTORICAL LOSSES MAY CONTINUE AND, AS A RESULT, THE PRICE OF OUR COMMON STOCK MAY BE NEGATIVELY AFFECTED.


     Diedrich Coffee had a net loss of $3,988,000 for the fiscal year ended June 27, 2001, a net loss of $22,424,000 for the fiscal year ended June 28, 2000, and net losses of $2,562,000, $9,113,000 and $986,000 for the fiscal years ended January 1999, 1998 and 1997, respectively. Despite the acquisition of Coffee People and the implementation of a strategic plan during fiscal 1999 that included growing Diedrich Coffee through franchise area development agreements, we have not become profitable. We may continue to sustain net losses for the foreseeable future. We may never achieve profitability.

IF WE ARE NOT ABLE TO GROW OUR BUSINESS, THE RESULTS OF OUR OPERATIONS AND OUR FINANCIAL CONDITION MAY BE ADVERSELY IMPACTED.


     As of June 27, 2001, we operated 68 Diedrich Coffee, Coffee People or Coffee Plantation retail locations, which we managed on a day-to-day basis, and had 14 franchised Diedrich Coffee coffeehouse locations. We also had 291 Gloria Jean's retail locations, of which 272 were franchised. Our Gloria Jean's retail locations are principally located in malls. To grow, we must:



     - attract single and multi- store franchisees for our Gloria Jean's brand in the United States, and multi-store franchisees and franchise area developers internationally


     - continue to upgrade products and programs at Gloria Jean's

     - expand wholesale sales of Diedrich Coffee and Gloria Jean's

     - attract franchise area developers for Diedrich Coffee in the United States and internationally

     - obtain (or have our franchise area developers obtain) suitable sites at acceptable costs in highly competitive real estate markets

     - hire, train and retain qualified personnel

     - integrate newly franchised or corporate locations into existing product distribution

     - improve inventory control, marketing and information systems

     - impose and maintain strict quality control from green coffee acquisition to the fresh cup of brewed coffee in a customer's hand

     Implementation of our growth strategy may divert management's attention from other aspects of our business and place a strain on management, operational and financial resources, and accounting systems. Future inability to grow our business may adversely affect the results of our operations and our financial condition.

IF WE ARE UNABLE TO OBTAIN ACCEPTABLE FINANCING, IT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR GROWTH STRATEGIES AND OUR ABILITY TO CONTINUE OPERATIONS.

     In order to achieve our anticipated growth and the expansion of our wholesale and retail business we may need to incur debt or issue additional stock in public or private financings. If additional funds are raised through the issuance of stock, dilution to stockholders may result. If additional funds are raised through the incurrence of debt, these debt instruments will likely contain restrictive financial, maintenance and security covenants, which could have a material adverse effect on our business, financial condition and results of operations. This additional financing may not be available on terms satisfactory to us.

GROWTH OF OUR INTERNATIONAL OPERATIONS MAY BE ADVERSELY AFFECTED BY FACTORS OUTSIDE OF OUR CONTROL.

     We have 95 Gloria Jean's franchised stores located outside of the United States and its territories. As part of our growth strategy, we will be seeking franchise developers internationally for Gloria Jean's stores. As a result, our business and operations will be increasingly subject to the risk of changes in economic conditions and, to a lesser extent, changes in social and political conditions inherent in foreign operations, including changes in U.S. laws and regulations relating to foreign trade and investment. In addition, consumer tastes vary from region to region, and consumers located in the regions in which we intend to expand our retail operations may not be as receptive to specialty coffees as consumers in existing markets.

OUR GROWTH THROUGH FRANCHISE AREA DEVELOPMENT MAY NOT OCCUR AS RAPIDLY AS WE CURRENTLY ANTICIPATE.

     Our ability to recruit, retain and contract with qualified franchise area developers has become, and will continue to be, important to our operations as we expand. In addition, the coffeehouses contemplated in existing franchise area development agreements may not open on the anticipated development schedule. Our franchisees are dependent upon the availability of adequate sources of financing on acceptable terms in order to meet their development obligations, and the credit markets for such franchise financing have historically been somewhat volatile. Prospective franchise lenders have historically been cautious in their approach to financing smaller or newer, less established retail brands vis-a-vis larger and more established franchised systems. Such financing may not be available to our franchised area developers, or only available upon disadvantageous terms. Our franchise development strategy may not enhance our results of operations. Failure to execute on our strategy to grow through franchise area development would harm our business, financial condition and results of operations.

OUR REVENUE COULD BE ADVERSELY AFFECTED IF OUR FRANCHISEES EXPERIENCE BUSINESS OR OPERATIONAL DIFFICULTIES.

     Should our franchisees encounter business or operational difficulties, anticipated revenues from franchise fees, including royalties and product sales to franchisees could be adversely affected. These adverse results could also affect our ability to sell additional franchises. If our revenue from franchisees decreases, results of our operations may be adversely impacted.

OUR OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY, WHICH COULD HAVE A NEGATIVE EFFECT ON THE PRICE OF OUR COMMON STOCK.

     Our operating results will fluctuate from quarter to quarter as the result of a number of factors, including:

     - fluctuations in prices of unroasted coffee

     - labor costs for our hourly and management personnel, including increases in federal or state minimum wage requirements

     - the number, timing, mix and cost of coffeehouse and mall coffee store openings, franchises, acquisitions or closings

     - comparable store sales results

     - changes in consumer preferences

     - the level of competition from existing or new competitors in the specialty coffee industry

     From time to time in the future, our operating results likely will fall below the expectations of investors and public market securities analysts. Quarterly fluctuations, for any reason, could cause our stock price to decline. Also, our business is subject to seasonal fluctuations. The December holiday season generally experiences the highest sales. In contrast, hot weather tends to depress sales of hot coffee and espresso drinks, especially unseasonably warm weather. Consequently, we will continue to experience significant fluctuations in quarterly results.

     In addition, if we were to open additional company owned-coffee houses in the future, we would incur significant pre-opening expenses, and the new coffeehouses would likely experience an initial period of operating losses. As a result, the opening of a significant number of company-owned coffeehouses in a single period would have an adverse effect on our results of operations. Due to the foregoing, we believe that period-to-period comparisons of our historical or future operating results are not necessarily meaningful and such comparisons should not be relied upon as indicators of future performance.

IF WE FAIL TO REMAIN IN COMPLIANCE WITH NASDAQ'S CONTINUED LISTING REQUIREMENTS, OUR STOCK MAY BE REMOVED FROM LISTING ON THE NASDAQ QUOTATION SYSTEM AND MAY NOT QUALIFY FOR LISTING ON ANY STOCK EXCHANGE, IN WHICH CASE IT MAY BE DIFFICULT TO FIND A MARKET IN OUR STOCK.

     If our stock is no longer traded on a national trading market it may be more difficult for you to sell shares that you own, and the price of the stock may be negatively affected. Currently our securities are traded on The Nasdaq National Market. Nasdaq has certain continued listing requirements, including minimum trading price and shareholder equity requirements. Previously, we have received notice from Nasdaq that our stock price fell below the minimum trading price. In addition, we were notified that we were not in compliance with Nasdaq's former net tangible asset requirement. While we have since come back into compliance with all of the Nasdaq listing requirements, it is possible that we will fall out of compliance with one or more of the Nasdaq continued listing criteria at some point in the future. Failure to comply with any one of several Nasdaq requirements may cause our stock to be removed from listing on Nasdaq. Should this happen, we may not be able to secure listing on other exchanges or quotation systems. This would have a negative effect on the price and liquidity of our stock.

THE LOSS OF KEY PERSONNEL OR OUR INABILITY TO ATTRACT AND RETAIN QUALIFIED PERSONNEL COULD SIGNIFICANTLY DISRUPT OUR BUSINESS.

     Our continued success largely will depend on the efforts and abilities of our executive officers and other key employees. The loss of services of these individuals could disrupt operations. Although Diedrich Coffee has employment agreements with several of its executive officers, any of its executive officers can terminate his or her employment if he or she chooses to do so. In addition, our success and the success of our franchisees will depend upon our and their ability to attract and retain highly motivated, well-qualified retail operators and other management personnel, as well as a sufficient number of qualified employees. Qualified individuals needed to fill these positions are in short supply in some geographic areas. Our inability to recruit and retain such individuals may delay the planned openings of new retail locations or result in higher employee turnover in existing retail locations, which could have a material adverse effect on our business or results of operations.

OUR INDUSTRY IS HIGHLY COMPETITIVE AND WE MAY NOT HAVE THE RESOURCES TO COMPETE EFFECTIVELY.

     With low barriers to entry, competition in the industry is expected to increase from national and regional chains, franchise operators and local specialty coffee stores. Our whole bean coffees compete directly against specialty coffees sold at retail through supermarkets, specialty retailers, variety and discount stores and a growing number of specialty coffee stores. Many specialty coffee companies including Starbucks, Seattle's Best Coffee, Bucks County, Brothers Gourmet Coffees and Green Mountain Coffee Roasters, sell whole bean coffees through these channels. In our sale of coffee beverages and espresso drinks, we compete directly against all other specialty grade coffee roasters, coffeehouses, espresso/coffee bars and mall coffee stores, as well as against restaurant and beverage outlets that serve coffee and a growing number of espresso stands, carts and stores. Our competition at this level includes a growing number of specialty coffee retailers including Starbucks, Seattle's Best Coffee, Barnie's, Coffee Beanery Ltd., Caribou, Peet's Coffee, Tully's Coffee and many others. The attractiveness of the gourmet specialty coffeehouse market may draw additional competitors with substantially greater financial, marketing and operating resources than us. In addition, we compete to draw consumers of standard or commercial coffee, and consumers of substitute coffee products manufactured by a number of nationwide coffee manufacturers, such as Kraft General Foods, Proctor & Gamble and Nestle, to specialty grade coffee.

     We believe that our customers choose among retailers primarily on the basis of product quality, service, coffeehouse ambiance, convenience and, to a lesser extent, on price. The performance of individual coffeehouses or mall coffee stores may also be affected by factors such as traffic patterns and the type, number and proximity of competing coffeehouses or mall coffee stores. In addition, factors such as inflation, increased coffee bean, food, labor and employee benefit costs and the availability of experienced management and hourly employees may also adversely affect the specialty coffee retail business in general and our coffeehouses and mall coffee stores in particular.

OUR LACK OF DIVERSIFICATION MAY AFFECT BUSINESS IF DEMAND IS REDUCED.

     Our business is primarily centered on one product: fresh specialty grade coffee. To date, our operations have been limited to primarily the purchase and roasting of green coffee beans and the sale of whole bean coffee, coffee beverages and espresso drinks through our franchise coffee stores, coffeehouses and wholesale coffee and mail order businesses. Any decrease in demand for coffee would have a material adverse effect on our business, operating results and financial condition.

OUR COMPANY-OPERATED RETAIL LOCATIONS ARE CONCENTRATED IN THE WESTERN REGION OF THE UNITED STATES, AND THEREFORE OUR BUSINESS IS SUBJECT TO FLUCTUATIONS IF ADVERSE BUSINESS CONDITIONS OCCUR IN THAT REGION.

     Our company-operated retail locations are primarily located in the Western Region of the United States. Accordingly, we are susceptible to fluctuations in our business caused by adverse economic or other conditions in this region, including natural or other disasters. In addition, some of our competitors have many more retail locations than we do. Consequently, adverse economic or other conditions in a region, a decline in the profitability of several existing retail locations or the introduction of several unsuccessful new retail locations in a geographic area could have a more significant effect on our results of operations than would be the case for a company with a larger number of retail locations or with more geographically dispersed retail locations.

OUR SUPPLY COSTS MAY BE HIGHER THAN WE EXPECT BECAUSE OF FLUCTUATIONS IN AVAILABILITY AND COST OF UNROASTED COFFEE.

     Increases in the price of green coffee, or the unavailability of adequate supplies of green coffee of the quality we seek, whether due to the failure of its suppliers to perform, conditions in coffee-producing countries, or otherwise, could have a material adverse effect on our results of operations. We depend upon both outside brokers and our direct contacts with exporters and growers in countries of origin for our supply of green coffee. Coffee supply and price are subject to significant volatility beyond our control. Although most coffee trades in the commodity market, coffee of the quality we seek tends to trade on a negotiated basis at a substantial premium above commodity coffee pricing, depending upon the origin, supply and demand at the time of purchase. Supply and price can be affected by multiple factors in the producing countries, including weather, political and economic conditions. In addition, green coffee prices have been affected in the past, and may be affected in the future, by the actions of certain organizations and associations, such as the International Coffee Organization or the Association of Coffee Producing Countries. These organizations have historically attempted to establish commodity price controls of green coffee through agreements establishing export quotas or restricting coffee supplies worldwide. These organizations, or others, may succeed in raising green coffee prices. Should this happen, we may not be able to maintain our gross margins by raising prices without affecting demand.

POWER SHORTAGES IN CALIFORNIA COULD SUBSTANTIALLY AND ADVERSELY EFFECT OUR BUSINESS AND RESULTS OF OPERATIONS.

     We rely on a continuous power supply in the operation of our business. California is in the midst of an energy crisis that could disrupt our operations and increase our expenses. In the event of an acute power shortage, California has on some occasions implemented, and may in the future continue to implement, rolling blackouts throughout California. We currently have no alternate sources of power in the event of a blackout. If blackouts interrupt our power supply, we would be temporarily unable to continue operations at our facilities. Any interruption of our ability to roast our coffee or continue operations at our facilities could damage our reputation, harm our ability to retain existing customers and to obtain new customers, and could result in lost revenue, any of which could substantially harm our business and results of operations.

WE COULD BE SUBJECT TO ADVERSE PUBLICITY OR CLAIMS FROM OUR GUESTS.

     We may be the subject of complaints or litigation from guests alleging beverage and food-related illness, injuries suffered on the premises or other quality, health or operational concerns. Adverse publicity resulting from such allegations may materially adversely affect us, regardless of whether such allegations are true or whether we are ultimately held liable. We may also be the subject of complaints or allegations from current, former or prospective employees from time-to-time. A lawsuit or claim could result in an adverse decision against us that could have a material adverse effect on our business, financial condition and results of operations.

CHANGES IN CONSUMER PREFERENCES OR DISCRETIONARY SPENDING COULD NEGATIVELY AFFECT OUR RESULTS.

     Our retail locations offer specialty coffee beans, brewed coffee beverages, espresso-based beverages, blended drinks and light food items served in a casual setting. Our continued success depends, in part, upon the popularity of these types of coffee-based beverages and this style of casual dining. Shifts in consumer preferences away from our coffee-based beverages or casual setting could materially adversely affect our future profitability. Also, our success depends to a significant extent on numerous factors affecting discretionary consumer spending, including economic conditions, disposable consumer income and consumer confidence. Adverse changes in these factors could reduce guest traffic or impose practical limits on pricing, either of which could adversely affect our business, financial condition, operating results and cash flows.

WE MAY NOT BE ABLE TO RENEW LEASES OR CONTROL RENT INCREASES AT OUR RETAIL LOCATIONS.

     All but 1 of our 87 company-operated coffeehouses are presently on leased premises. Gloria Jean's stores are generally leased by an indirect subsidiary of Coffee People, although in most cases, the franchisees pay their rent directly to their landlord. Upon the expiration of some of these leases, there is no automatic renewal or option to renew. Consequently, these leases may not be renewed. If they are renewed, rents may increase substantially. Either of these events could adversely affect us. Other leases are subject to renewal at fair market value, which could involve substantial rent increases, or are subject to renewal with scheduled rent increases, which could result in rents being above fair market value.

OUR FAILURE OR INABILITY TO ENFORCE OUR TRADEMARKS AND TRADE NAMES COULD ADVERSELY AFFECT OUR EFFORTS TO ESTABLISH BRAND EQUITY.

     Our ability to successfully expand our concepts will depend in part on our ability to maintain "brand equity" through the use of our trademarks, service marks, trade dress and other proprietary intellectual property, including our name and logos. We currently hold a number of trademarks and service marks related to our brands. Some or all of our rights related to our intellectual property may not be enforceable, even if registered, against any prior users of similar intellectual property or our competitors who seek or intend to utilize similar intellectual property in areas where we operate or intend to conduct operations. If we fail to enforce our intellectual property rights, we may be unable to capitalize on our efforts to maintain brand equity. It is possible that we will encounter claims from prior users of similar intellectual property in areas where we operate or intend to conduct operations, including foreign countries. Claims from prior users could limit our operations and possibly cause us to pay damages or licensing fees to a prior user or registrant of similar intellectual property.

FUTURE CHANGES IN MINIMUM WAGE REQUIREMENTS COULD ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS OR CASH FLOWS.

     A number of our employees are subject to various minimum wage requirements. Many of our employees work in retail locations located in California and receive salaries equal to the California minimum wage. The minimum wage in California is $6.25 per hour and is expected to increase to $6.75 per hour in January 2002. Additionally, the minimum wage in Oregon rose to $6.50 per hour in January 1999. There can be no assurance that similar increases will not be implemented in these or other jurisdictions in which we operate or seek to operate. There can be no assurance that we will be able to pass additional increases in labor costs through to our guests in the form of price adjustments and, accordingly, such minimum wage increases could have a material adverse effect on our business, financial condition, results of operations or cash flows.

COMPLIANCE WITH HEALTH, FRANCHISING AND OTHER GOVERNMENT REGULATIONS APPLICABLE TO US COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, FINANCIAL CONDITION, AND RESULTS OF OPERATIONS.

     Each retail location and roasting facility is and will be subject to licensing and reporting requirements by numerous governmental authorities. These governmental authorities include federal, state and local health, environmental, labor relations, sanitation, building, zoning, fire, safety and other departments relating to the development and operation of retail locations. Our activities are also subject to the Americans with Disabilities Act and related regulations, which prohibit discrimination on the basis of disability in public accommodations and employment. Changes in any or all of these laws or regulations could have a material adverse effect on our business, financial condition and results of operations. Delays or failures in obtaining or maintaining required construction and operating licenses, permits or approvals could delay or prevent the opening of new retail locations or could materially and adversely affect the operation of existing retail locations. In addition, we may not be able to obtain necessary variances or amendments to required licenses, permits or other approvals on a cost-effective and timely basis in order to construct and develop retail locations in the future.

     We are also subject to federal regulation and certain foreign and state laws that govern the offer and sale of franchises and the franchisor-franchisee relationship. Many foreign and state franchise laws impose substantive requirements on franchise agreements, including limitations on noncompetition provisions and on provisions concerning the termination or nonrenewal of a franchise. Some foreign countries and states require companies to register certain materials before franchises can be offered or sold in that country or state. The failure to obtain or retain licenses or registration approvals to sell franchises could delay or preclude franchise sales and otherwise adversely affect our business, financial condition and results of operations. Additionally, any franchise law violations may give existing and future franchisees a basis to bring claims against Diedrich Coffee. Franchise law violation claims could include unfair business practices, negligent misrepresentation, fraud, and statutory franchise investment and/or relationship violations. Remedies may include damages and/or rescission of the franchise agreement by the franchisee. These claims may already exist and their assertion against us could adversely affect our business, financial condition, and results of operations.

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

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders.

                              SELLING STOCKHOLDERS


     In a private transaction completed on May 8, 2001, we sold a total of 8,000,000 shares of our common stock and issued warrants to purchase an additional 2,000,000 shares of common stock to the selling stockholders listed below. On May 9, 2001, we filed an amendment to our certificate of incorporation that caused each four outstanding shares of our common stock to be converted into one share of our common stock. The amendment to our certificate of incorporation also reduced the number of authorized shares of common stock from 35,000,000 to 8,750,000. We are registering the shares of common stock sold to the selling stockholders on May 8, 2001 as well as an additional 65,462 (split adjusted) shares of common stock currently held by the selling stockholders listed below. The selling stockholders may from time to time offer and sell pursuant to this prospectus any or all of the 2,565,455 shares of our common stock registered hereby. The following table sets forth, as of July 30, 2001, the number of shares of our common stock that each selling stockholder beneficially owns and that are registered hereunder. The term "selling stockholders" includes the holders listed below and their transferees, pledgees, donees or other successors. We have prepared this table based upon information furnished to us by or on behalf of the selling stockholders.


     With regard to the shares listed below that were acquired from Diedrich Coffee by the selling stockholders on May 8, 2001, the selling stockholders confirmed, at the time they acquired the shares, that they acquired the shares for investment purposes only and not with a view toward their resale, and acknowledged the existence of restrictions on resale applicable to these shares. This offering relates only to the sale of shares held by the selling stockholders named in the following table and shares issuable upon the exercise of warrants held by the selling stockholders. Since the date on which they provided us with the information below, the selling stockholders may have sold, transferred or otherwise disposed of some or all of their shares of our common stock in transactions exempt from the registration requirements of the Securities Act of 1933, as amended.

                                                      BENEFICIAL OWNERSHIP         BENEFICIAL OWNERSHIP
                                                       PRIOR TO OFFERING              AFTER OFFERING
                                                --------------------------------   --------------------
                                                 NUMBER     PERCENT     SHARES      NUMBER     PERCENT
                                                   OF          OF        TO BE        OF          OF
           NAME OF BENEFICIAL OWNER              SHARES     CLASS(1)    SOLD(2)    SHARES(2)   CLASS(2)
           ------------------------             ---------   --------   ---------   ---------   --------
Sequoia Enterprises, L.P.(3)..................  1,298,375     24.0%    1,298,375         0           0%
Westcliff Partners, L.P.(4)...................    297,027      5.7       297,027         0           0
Westcliff Long/Short, L.P.(5).................     63,546      1.2        63,546         0           0
Westcliff Small Cap Fund, L.P.(6).............     65,152      1.3        65,152         0           0
Westcliff Aggressive Growth, L.P.(7)..........    126,234      2.4       126,234         0           0
Westcliff Master Fund, L.P.(8)................    490,391      9.3       490,391         0           0
Westcliff Profit Sharing Plan(9)..............     11,521        *        11,521         0           0
Westcliff Foundation(10)......................      4,877        *         4,877         0           0
Peninsula Fund, L.P.(11)......................    158,332      3.1       158,332         0           0
Common Sense Partners, L.P.(12)...............     50,000      1.0        50,000         0           0
                                                ---------     ----     ---------    ------      ------
  Total:......................................  2,565,455     45.3%    2,565,455         0           0%
                                                =========     ====     =========    ======      ======

-------------------------
  *  Less than 1%


 (1) Computed based on 5,161,278 shares of common stock outstanding as of October 3, 2001.


 (2) Assumes all the shares of common stock that may be offered hereunder are sold.

 (3) Includes 250,000 shares issuable upon the exercise of warrants that are exercisable within 60 days. Paul C. Heeschen, our Chairman, is the sole general partner of Sequoia Enterprises, L.P. and has voting and investment power as to all of the shares owned by it.

 (4) Includes 58,270 shares issuable upon the exercise of warrants that are exercisable within 60 days.

 (5) Includes 12,474 shares issuable upon the exercise of warrants that are exercisable within 60 days.

 (6) Includes 12,785 shares issuable upon the exercise of warrants that are exercisable within 60 days.

 (7) Includes 24,807 shares issuable upon the exercise of warrants that are exercisable within 60 days.

 (8) Includes 96,716 shares issuable upon the exercise of warrants that are exercisable within 60 days.

 (9) Includes 2,304 shares issuable upon the exercise of warrants that are exercisable within 60 days.

(10) Includes 975 shares issuable upon the exercise of warrants that are exercisable within 60 days.

(11) Includes 31,666 shares issuable upon the exercise of warrants that are exercisable within 60 days.

(12) Includes 10,000 shares issuable upon the exercise of warrants that are exercisable within 60 days.

     The information regarding the selling stockholders may change from time to time. If required, we will set forth these changes in one or more prospectus supplements.

                              PLAN OF DISTRIBUTION

     The selling stockholders can use this prospectus to sell the shares at any time while the prospectus is in effect, unless we have notified the selling stockholders that the prospectus is not then available. The selling stockholders will determine if, when and how they will sell the shares they own. Any sales may occur in one or more of the following types of transactions (including block transactions):

     - transactions on The Nasdaq National Market or any other organized market or quotation system where the shares may be traded,

     - transactions in the over-the-counter market,

     - transactions otherwise than on The Nasdaq National Market or other organized market or quotation system or in the over-the-counter-market,

     - by pledge to secure debts and other obligations,

     - through the settlement of short sales,

     - privately negotiated transactions between a selling stockholder and one or more purchasers,

     - transactions effected with or through a broker-dealer acting as either agent or principal, or

     - a combination of any of the above transactions.

     These transactions may involve the transfer of the shares upon exercise or settlement of put or call options, or the delivery of the shares to replace shares that were previously borrowed from another stockholder or a combination of such methods. If a broker-dealer is used in the sale of shares, that person may solicit potential purchasers. The shares may also be transferred as a gift or pursuant to a pledge, or may be sold to a broker-dealer acting as principal. These persons may then sell the shares to another person, either directly or through another broker-dealer, subject to compliance with the requirements of the Securities Act of 1933, as amended.

     In connection with the sale of the shares, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares in the course of hedging the positions they assume. The selling stockholders may also sell the shares short and deliver these securities to close out their short positions, or loan or pledge the shares to broker-dealers that in turn may sell these securities.

     The price at which sales of the shares occur may be based on market prices or may be negotiated between the parties, and the consideration may be cash or another form negotiated between the parties. Broker-dealers acting as agents or principals may be paid compensation in the form of discounts, concessions or commissions from the selling stockholder and/or from the purchasers of the shares, or both. Brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act. Any profits on the resale of shares by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling stockholder and/or the purchasers. We have agreed to pay certain of the costs, expenses and fees of preparing, filing and maintaining this prospectus and the registration statement of which this prospectus is a part, but we will not receive any proceeds from sale of these shares. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on it under the Securities Act.

     The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares, if required, we will file a supplement to this prospectus.

     If the selling stockholders use this prospectus for any sale of the shares, they will be subject to the prospectus delivery requirements of the Securities Act. For transactions effected on or through Nasdaq, those requirements may be satisfied by our delivery of copies of this prospectus to Nasdaq in compliance with Securities Act Rule 153. Instead of using this prospectus for any sale of the shares, a selling stockholder may resell shares in compliance with the criteria and requirements of Securities Act Rule 144.

     The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934, as amended, may apply to sales of our common stock and activities of the selling stockholder.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file periodic reports, proxy statements and other information with the Securities and Exchange Commission. You may inspect and copy these reports and other information at the SEC's public reference room in Washington, D.C., located at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain copies of these materials at prescribed rates from the SEC's public reference section, also located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a site on the World Wide Web at http://www.sec.gov. This site contains reports, proxy and information statements and other information about registrants that file electronically with the SEC.

     The SEC permits us to "incorporate by reference" the information and reports we file with it. This means that we can disclose important information to you by referring to another document. The information that we incorporate by reference is considered to be part of this prospectus, and later information that we file with the SEC automatically updates and supersedes this information. Specifically, we incorporate by reference:


     1. Our Annual Report on Form 10-K for the fiscal year ended June 27, 2001;



     2. The description of our common stock contained in our Registration Statements on Form 8-A and Form 8-A/A, filed on August 14, 1996 and September 6, 1996, respectively; and



     3. All documents we file with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the shares offered by this prospectus.


     We have also filed a registration statement on Form S-3 with the SEC under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement. You should read the registration statement for further information about us and our common stock.

     We will provide a copy of these filings to each person, including any beneficial owner, to whom we deliver this prospectus, upon written or oral request. You may request a copy of these filings at no cost by writing us at Corporate Secretary, Diedrich Coffee, Inc., 2144 Michelson Drive, Irvine, CA 92612, or by calling us at (949) 260-1600.

     You should rely only on the information contained in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

                           FORWARD-LOOKING STATEMENTS

     We have made forward-looking statements in this prospectus that are based on our management's beliefs and assumptions and on information currently available to our management. Forward-looking statements include information concerning our possible or assumed future results of operations and statements preceded by, followed by or that include the words "believes," "expects," "anticipates," "intends," "plans," "estimates" or similar expressions.

     Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. Except as may be required by law, we do not have any intention or obligation to update forward-looking statements after we distribute this prospectus. These statements appear in a number of places in this prospectus and include statements regarding our intentions, plans, strategies, beliefs or current expectations and those of our directors or our officers with respect to, among other things:

     - the financial and operating performance of our retail operations;

     - our ability to maintain profitability over time;

     - our ability to perform within the terms of our amended credit agreement;

     - the successful execution of our growth strategies;

     - the impact of competition; and

     - the availability of working capital.

     You should understand that a number of factors could cause our results to differ materially from those expressed in the forward-looking statements. The information incorporated by reference or provided in this prospectus identifies important factors that could cause such differences.

                                 LEGAL MATTERS

     The validity of the shares of common stock covered by this prospectus was passed upon by Gibson, Dunn & Crutcher LLP, Irvine, California.

                                    EXPERTS


     The consolidated financial statements and financial statement schedule of Diedrich Coffee, Inc. and subsidiaries as of June 27, 2001 and June 28, 2000 and for the years ended June 27, 2001 and June 28, 2000, the twenty-two weeks ended June 30, 1999 and for the year ended January 27, 1999 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.


     The consolidated financial statements of Coffee People, Inc. and subsidiaries for the year ended June 26, 1999 have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                      COFFEE PEOPLE, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Independent Auditors' Report................................  F-2
Consolidated Statement of Operations for the fiscal year
  ended June 26, 1999.......................................  F-3
Consolidated Statement of Stockholders' Equity for the
  fiscal year ended June 26, 1999...........................  F-4
Consolidated Statement of Cash Flows for the fiscal year
  ended June 26, 1999.......................................  F-5
Notes to Consolidated Financial Statements..................  F-6

                                EXPLANATORY NOTE


     The consolidated financial statements and financial statement schedule of Diedrich Coffee, Inc. and subsidiaries as of June 27, 2001 and June 28, 2000 and for the years ended June 27, 2001 and June 28, 2000, the twenty-two weeks ended June 30, 1999 and for the year ended January 27, 1999 have been incorporated by reference herein and in the registration statement. The following pages contain the consolidated financial statements of Coffee People, Inc., a subsidiary of Diedrich Coffee, Inc., and its subsidiaries because these financial statements have not been previously filed with the Securities and Exchange Commission.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Coffee People, Inc.:

     We have audited the accompanying consolidated statements of operations, stockholders' equity and cash flows of Coffee People, Inc. and subsidiaries for the year ended June 26, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Coffee People, Inc. and subsidiaries for the year ended June 26, 1999 in conformity with accounting principles generally accepted in the United States of America.

/s/  KPMG LLP

Orange County, California
September 22, 2000

                      COFFEE PEOPLE, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS
                            YEAR ENDED JUNE 26, 1999
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNT)

                                                                 1999
                                                              ----------
Revenues:
  Franchise revenues........................................  $    6,306
  Corporate store sales.....................................      31,543
  Wholesale sales...........................................      17,333
                                                              ----------
     Total revenues.........................................      55,182
                                                              ----------
Expenses:
  Cost of goods sold........................................      24,954
  Store and other operating expenses........................      24,426
  Depreciation and amortization.............................       2,817
  General and administrative expenses.......................       7,631
  Impairment and provision for store closures...............       2,666
                                                              ----------
     Total expenses.........................................      62,494
                                                              ----------
     Loss from operations...................................      (7,312)
Interest expense............................................        (440)
Interest income.............................................          64
                                                              ----------
     Loss before income taxes...............................      (7,688)
Provision for income taxes..................................       6,140
                                                              ----------
     Net loss...............................................  $  (13,828)
                                                              ==========
Net loss per share -- basic and diluted.....................  $    (1.29)
                                                              ==========
Weighted average shares used in per share computation:
  Basic.....................................................  10,755,489
  Diluted...................................................  10,755,489
                                                              ==========

See accompanying notes to consolidated financial statements.

                      COFFEE PEOPLE, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                            YEAR ENDED JUNE 26, 1999
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNT)

                                                COMMON STOCK          STOCK
                                            --------------------   SUBSCRIPTION
                                            EQUIVALENT                NOTES       ACCUMULATED
                                              SHARES     AMOUNT     RECEIVABLE      DEFICIT      TOTAL
                                            ----------   -------   ------------   -----------   --------
Balance, June 27, 1998....................  10,746,040   $44,630      $(338)       $   (790)    $ 43,502
Exercise of stock options.................       3,937         9         --              --            9
Common stock issued.......................      12,780        19         --              --           19
Interest on note receivable...............          --        --        (12)             --          (12)
Payment on note receivable................          --        --        134              --          134
Net loss..................................          --        --         --         (13,828)     (13,828)
                                            ----------   -------      -----        --------     --------
Balance, June 26, 1999....................  10,762,757   $44,658      $(216)       $(14,618)    $ 29,824
                                            ==========   =======      =====        ========     ========

See accompanying notes to consolidated financial statements.

                      COFFEE PEOPLE, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                            YEAR ENDED JUNE 26, 1999
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNT)

                                                                1999
                                                              --------
Cash flows from operating activities:
  Net loss..................................................  $(13,828)
  Adjustments to reconcile net loss to net cash used in
     operating activities:
     Depreciation and amortization..........................     2,817
     Provision for store closures...........................       290
     Deferred income taxes..................................     6,054
     Impairment of long-lived assets........................     2,376
     Changes in assets and liabilities, net of amounts
      acquired:
       Accounts receivable..................................     1,205
       Receivable from/due to affiliate.....................      (984)
       Inventories..........................................       603
       Prepaid expenses and other assets....................       249
       Accounts payable.....................................       325
       Accrued liabilities..................................       774
       Accrual for store closures...........................      (332)
       Franchisee deposits..................................       108
       Deferred franchise fee income........................        67
       Deferred rent expense................................       199
                                                              --------
          Net cash used in operating activities.............       (77)
                                                              --------
Cash flows from investing activities:
  Purchases of property, plant and equipment................      (853)
  Proceeds from disposal of property, plant and equipment...       854
                                                              --------
          Net cash provided by investing activities.........         1
                                                              --------
Cash flows from financing activities:
  Proceeds on issuance of shares............................        28
  Repayments of capital lease obligations...................       (25)
  Payments on long-term debt................................    (1,435)
                                                              --------
          Net cash used in financing activities.............    (1,432)
                                                              --------
          Decrease in cash and cash equivalents.............    (1,508)
Cash and cash equivalents, beginning of year................     2,822
                                                              --------
Cash and cash equivalents, end of year......................  $  1,314
                                                              ========
Supplemental cash flow information:
  Cash paid for income taxes................................  $     41
  Cash paid for interest....................................       443
                                                              ========
Noncash transactions:
  Acquisition of leased equipment...........................  $    738
                                                              ========

See accompanying notes to consolidated financial statements.

                      COFFEE PEOPLE, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            YEAR ENDED JUNE 26, 1999
               (IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

(1) ORGANIZATION, OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) ORGANIZATION AND OPERATIONS

     Coffee People, Inc. (Coffee People), formerly Gloria Jeans, Inc. (Gloria Jean's), an Oregon corporation, is a retailer of gourmet coffee, with franchised and company-owned retail stores operating in 36 states and 7 foreign countries under the names of Gloria Jean's, Coffee People and Coffee Plantation at June 26, 1999. The retail stores offer a full range of coffee beverages, coffee beans, teas and food, as well as a variety of related gifts, supplies, equipment and accessories.

     On May 19, 1998, Coffee People, Inc. issued 7,460,679 shares of its common stock to Second Cup, Inc. (Second Cup), in exchange for 100% of the outstanding common stock of Gloria Jean's, a wholly owned subsidiary of Second Cup. After the merger, Second Cup owned 69.5% of the outstanding common stock of the combined company. The merger has been accounted for as a reverse merger in which Gloria Jean's is the accounting acquirer.

     Prior to the Gloria Jean's reverse merger, Gloria Jean's was merged with CP Old, Inc., a wholly owned subsidiary of Second Cup, and the combined company continued as Gloria Jean's. At the time of the CP Old, Inc. merger, CP Old, Inc. had no operations.

     The consolidated financial statements include the accounts of Coffee People and its wholly owned subsidiaries (the Company). All significant intercompany accounts and transactions have been eliminated in consolidation.

     Under its franchise agreements, the Company develops and constructs a new store, provides training, and assists in the grand opening and merchandising for which it receives an initial franchise fee. Ongoing charges to franchisees include a royalty fee of 6% of gross sales and an advertising fund contribution of up to 3% of gross sales. Franchisees are required to purchase all of their coffee from the Company, which is roasted in the Company's facility in California, except for those franchisees who commenced operations prior to July 1993 and are required to purchase approximately 85% of their coffee requirements from the Company.

(b) SUBSEQUENT EVENT

     On July 7, 1999, the Company was acquired by Diedrich Coffee, Inc. pursuant to an Agreement and Plan of Merger. The acquisition was effected through the merger of CP Acquisition Corp., an indirect wholly owned subsidiary of Diedrich Coffee, Inc., with and into the Company. As a result of the acquisition, each share of the Company's common stock was converted into the right to receive $2.11 in cash and 0.14 shares of Diedrich Coffee, Inc.'s common stock.

(c) FISCAL YEAR

     The Company's fiscal year is a fifty-two or fifty-three week period ending on the last Saturday in June. Fiscal year 1999 consisted of fifty-two weeks.

(d) USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                      COFFEE PEOPLE, INC. AND SUBSIDIARIES

                            YEAR ENDED JUNE 26, 1999
               (IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

(e) CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid instruments with a maturity of three months or less at the time of purchase to be cash equivalents. The concentration of credit risk associated with cash and cash equivalents is low due to the credit quality of the financial institutions and the liquidity of these financial instruments.

(f) CONCENTRATION OF CREDIT

     Accounts receivable primarily consist of amounts related to royalties and sales of whole beans and related products to franchisees. The Company extends credit to the majority of its franchisees. Credit losses are provided for in the financial statements based upon the Company's previous experience and management's expectations.

(g) INVENTORIES

     Inventories are valued at the lower of cost (first-in, first-out) or market. Certain of the Company's inventories are subject to price fluctuations. Cost includes materials, labor and manufacturing overhead.

(h) PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are recorded at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets ranging from three to seven years for equipment, furniture and fixtures, and twenty-five years for buildings. Leasehold improvements are capitalized and amortized on a straight-line basis over the shorter of the initial lease term or the estimated useful lives of the assets, generally ten years.

     Major renewal and improvements are capitalized. Maintenance and repairs that do not improve or extend the life of the expected assets are charged to expense.

(i) GOODWILL

     Goodwill is amortized on a straight-line basis over 40 years. The amount of accumulated amortization as of June 26, 1999 was $1,917. Amortization expense for the fiscal year ended June 26, 1999 was $641.

(j) IMPAIRMENT OF LONG-LIVED ASSETS

     The Company has adopted the provisions of Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, (SFAS 121). SFAS 121 requires the Company to review its long-lived assets and certain identifiable intangibles, including goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If this assessment indicates that the intangibles will not be recoverable, as determined by nondiscounted cash flows expected to be generated by the asset, the carrying value of the Company's long-lived assets will be reduced to its estimated fair value based on discounted cash flows. The application of SFAS 121 to long-lived assets at June 26, 1999 resulted in a noncash charge of $2,376 (note 2).

(k) FRANCHISE OPERATIONS

     Initial franchise fees for stores are deferred and recognized as income when the store has opened. Franchise revenue consists of royalties and franchise fees. Such amounts totaled $5,445 and $861,

                      COFFEE PEOPLE, INC. AND SUBSIDIARIES

                            YEAR ENDED JUNE 26, 1999
               (IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

respectively, for the fiscal year ended June 26, 1999. Costs directly associated with franchise operations, excluding cost of sales, were $1,504 for the fiscal year ended June 26, 1999. Cost of sales related to franchise operations was $10,542 for the fiscal year ended June 26, 1999.

(l) DEFERRED RENT EXPENSE

     Certain of the Company's lease agreements provide for scheduled rent increases during the term of the lease. Rent expense is recorded on a straight-line basis over the initial lease term.

(m) STORE PREOPENING COSTS

     Direct and incremental costs prior to the opening of a new store are expensed as incurred.

(n) ADVERTISING

     Advertising costs are expensed as incurred. For the fiscal year ended June 26, 1999, advertising costs were $942.

(o) INCOME TAXES

     The Company accounts for income taxes using the asset and liability method. Under this method, deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. A valuation allowance is provided against deferred tax assets to the extent that it is more likely than not that the asset will not be realized.

(p) ACCOUNTING FOR STOCK-BASED COMPENSATION

     The Company accounts for stock options in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense is computed on the date of grant only if the current market price of the underlying stock exceeds the exercise price. The related expense is recorded over the vesting period. The Company applies the disclosure provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation.

(q) EARNINGS PER SHARE

     Basic earnings per share (EPS) is calculated by dividing net loss by the weighted average common shares outstanding during the period. Diluted EPS reflects the potential dilution to basic EPS that could occur upon conversion or exercise of securities, options, or other such items, to common shares using the treasury stock method based upon the weighted average fair value of the Company's common shares during the period. During the fiscal year ended June 26, 1999, basic and diluted EPS are the same. The number of shares used in the EPS calculation was 10,755,489, for the fiscal year ended June 26, 1999. In fiscal year 1999, 340,529 shares relating to the possible exercise of outstanding stock options were not included in the computation of diluted loss per share as their effect would have been anti-dilutive.

(r) BUSINESS SEGMENT REPORTING

     The Company adopted SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, effective in fiscal 1999. SFAS No. 131 establishes new standards for reporting information about business segments and related disclosures about products and services, geographic areas and major

                      COFFEE PEOPLE, INC. AND SUBSIDIARIES

                            YEAR ENDED JUNE 26, 1999
               (IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

customers. The business segments of the Company are wholesale and retail. Information regarding these segments are in note 7.

(2) IMPAIRMENT AND PROVISION FOR STORE CLOSURE COSTS

     As of June 27, 1998, all of the Gloria Jean's corporate-owned stores were classified as held for sale to franchisees. During fiscal year 1999, in conjunction with the sale of the Company, as noted in note 1, management made the decision not to sell the Gloria Jean's corporate-owned stores. As such, these assets were classified as held for use at June 26, 1999. In conjunction with this change in classification, the Company recorded additional depreciation expense of $317 during fiscal 1999. Additionally, during fiscal 1999, the Company recorded an impairment charge of $2,376 relating to certain corporate-owned stores.

     During fiscal year 1999, the Company recorded a provision of $290 for store closure costs consisting primarily of lease termination costs related to three corporate-owned stores.

(3) INCOME TAXES

     The Company's provision for income taxes consists of the following for the year ended June 26, 1999:

                                                               1999
                                                              ------
Current:
  Federal...................................................  $   --
  State.....................................................      86
                                                              ------
                                                                  86
                                                              ------
Deferred:
  Federal...................................................   5,053
  State.....................................................   1,001
                                                              ------
                                                               6,054
                                                              ------
                                                              $6,140
                                                              ======

     The reconciliation of the statutory federal income tax rate to the Company's effective income tax rate is as follows for the year ended June 26, 1999:

                                                              1999
                                                              -----
Federal statutory rate benefit..............................  (34.0)%
State income taxes, net of federal benefit..................   (1.3)
Amortization of nondeductible goodwill......................    3.1
Change in valuation allowance...............................  103.0
Other.......................................................    9.1
                                                              -----
                                                               79.9%
                                                              =====

                      COFFEE PEOPLE, INC. AND SUBSIDIARIES

                            YEAR ENDED JUNE 26, 1999
               (IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

     The components of the Company's net deferred tax assets and liabilities consist of the following for the year ended June 26, 1999:

                                                               1999
                                                              -------
Deferred tax assets:
  Allowance for doubtful accounts...........................  $   439
  Net operating loss carryforwards (NOLs)...................    6,060
  Asset write downs, store closures and relocation
     equipment..............................................    1,378
  Basis difference in property, plant and equipment.........       42
  Employee benefits.........................................       84
  Other.....................................................      280
                                                              -------
                                                                8,283
Valuation allowance.........................................   (8,283)
                                                              -------
     Net deferred tax assets................................  $    --
                                                              =======

     During the year ended June 26, 1999, the Company increased their valuation allowance $7,584 to $8,283 as management believes it is more likely than not that the benefits attributable to the gross deferred tax assets will not be realized.

     As of June 26, 1999 the Company had available net operating loss carryforwards totaling approximately $16,126 and $14,418 for federal and state income tax purposes, respectively. These carryforwards will expire through 2019. The utilization of new operating loss carryforwards may be limited due to restrictions imposed under applicable federal tax laws due to a change in ownership.

     As of June 26, 1999 the Company had available a tax credit carryforward totaling approximately $26 for federal income tax purposes. This carryforward will expire through 2018.

(4) COMMITMENTS AND CONTINGENCIES

(a) LEASE COMMITMENTS

     The Company leases certain retail store, office and warehouse facilities under operating leases expiring through 2008. The Company is the lessee in most of the franchisees' lease agreements. The Company has sublease agreements with individual franchisees, whereby the franchisee assumes responsibility for and makes lease payments directly to the landlord. The Company also has sublease agreements for certain stores and office facilities whereby the sublease tenants are responsible for the lease payments. Rental expense is reported net of sublease income in accordance with retail industry practice. Most lease agreements contain renewal options at varying terms and rent escalation clauses. Certain leases provide for contingent rentals based upon gross sales.

     Rental expense under lease agreements for the fiscal year ended June 26, 1999 was $3,903.

                      COFFEE PEOPLE, INC. AND SUBSIDIARIES

                            YEAR ENDED JUNE 26, 1999
               (IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

     Future minimum lease payments as of June 26, 1999 are as follows:

                                                        NONCANCELABLE
                                                          OPERATING        CAPITAL
                                                            LEASES         LEASES
                                                       ----------------    -------
Year ending June:
  2000...............................................      $ 3,828            223
  2001...............................................        3,492            236
  2002...............................................        2,962            186
  2003...............................................        2,664            154
  2004...............................................        2,440            151
  Thereafter.........................................        5,798            103
                                                           -------         ------
                                                           $21,184          1,053
                                                           =======
  Less amount representing interest (interest rates
     ranging from 8% to 16%).........................                        (340)
                                                                           ------
     Present value of minimum lease payments.........                         713
  Less current portion...............................                        (133)
                                                                           ------
     Long-term portion...............................                      $  580
                                                                           ======

(b) PURCHASE COMMITMENTS

     As of June 26, 1999, the Company had entered into fixed price purchase contracts for green coffee aggregating approximately $3,676. Such contracts are generally short-term in nature and the Company believes that their cost approximates fair value.

(c) CONTINGENCIES

     In the ordinary course of its business, the Company may become involved in legal proceedings from time to time. As of June 26, 1999, the Company was not aware of any pending legal proceedings which in the opinion of management would adversely affect continuing operations.

(5) INCENTIVE PLANS

(a) STOCK OPTION PLANS

     At the time of the Gloria Jean's reverse merger, Old Coffee People had four stock option plans -- the 1993 Stock Option Plan, the 1994 Stock Option Plan, the 1995 Stock Option Plan and the 1996 Stock Option Plan. These stock option plans continued in effect subsequent to the Gloria Jean's reverse merger. Effective May 19, 1998, the Company adopted the 1998 Stock Option Plan. Under all five stock option plans, key employees and consultants may be granted either incentive or nonqualified stock options. Incentive stock options must comply with the requirements of the Internal Revenue Code, may be granted only to employees and may be granted at not less than the fair market value of the stock at the date of grant. Nonqualified options may be granted to employees and consultants at not less than 85% of the fair market value of the stock at the date of grant. Canceled options are available for future grant. The stock at the date of grant. Nonqualified options may be granted to employees and consultants at not less than 85% of the fair market value of the stock at the date of grant. Canceled options are available for future grant. The number of options granted, the option price, the term of the option and the vesting period are

                      COFFEE PEOPLE, INC. AND SUBSIDIARIES

                            YEAR ENDED JUNE 26, 1999
               (IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

determined by the Board of Directors. Stock option activity under the aforementioned stock options plans was as follows:

                                                                      WEIGHTED
                                                        NUMBER        AVERAGE
                                                          OF       EXERCISE PRICE
                                                        SHARES       PER SHARE
                                                       --------    --------------
Outstanding at June 27, 1998.........................   579,189         6.39
  Granted............................................   138,386         1.60
  Exercised..........................................    (3,973)        2.22
  Canceled...........................................  (373,073)        5.05
                                                       --------
Outstanding at June 26, 1999.........................   340,529         2.67
                                                       ========        =====

     For all five plans, there were 1,240,676 shares of unissued common stock reserved for issuance at June 26, 1999. Options to purchase 15,129 shares with a weighted average exercise price of $4.09 were exercisable at June 26, 1999.

     Options outstanding and exercisable, and related weighted average life information by grant price as of June 26, 1999 were as follows:

                                                                                    WEIGHTED
                                                                                    AVERAGE
                     OPTION                          OPTIONS        OPTIONS      REMAINING LIFE
                      PRICE                        OUTSTANDING    EXERCISABLE       (YEARS)
                     ------                        -----------    -----------    --------------
$1.06............................................     45,500            --             10
 1.19............................................      2,500            --             10
 1.23............................................        500            --             10
 1.69............................................      8,500            --             10
 1.75............................................      8,500            --             10
 1.88............................................     59,000            --             10
 2.00............................................        500            --             10
 2.06............................................      9,500            --             10
 2.13............................................        500            --             10
 2.22............................................      9,129            --             10
 2.31............................................      1,000         9,129              4
 2.44............................................        500            --             10
 2.50............................................        100            --             10
 2.88............................................     25,000            --             10
 3.20............................................    154,800            --             10
 6.94............................................     15,000         6,000              9
                                                     -------        ------
                                                     340,529        15,129              8
                                                     =======        ======             ==

     No compensation cost has been recognized for the 1998 Stock Option Plan. If compensation cost for this plan had been determined based on the fair value model of Statement of Financial Accounting

                      COFFEE PEOPLE, INC. AND SUBSIDIARIES

                            YEAR ENDED JUNE 26, 1999
               (IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

Standards No. 123, Accounting for Stock-Based Compensation, the Company's net loss and net loss per share for the fiscal year ended June 26, 1999 would be as follows:

                                                                1999
                                                              --------
Net loss....................................................  $(13,870)
Net loss per share -- basic and diluted.....................     (1.29)
                                                              ========

     The Company used the Black-Scholes option pricing model to estimate the fair value of options granted during the fiscal year ended June 26, 1999. The weighted average fair market value of options granted was $1.94 per share. The weighted average assumptions used to compute compensation cost in the above pro forma information and to estimate the weighted average fair market value of options granted are as follows:

                                                              1999
                                                              -----
Risk-free interest rate.....................................    5.9%
Dividend yield..............................................      0%
Volatility..................................................     70%
Expected term (years).......................................      5
                                                              =====

(b) EMPLOYEES STOCK PURCHASE PLAN

     At the time of Gloria Jean's reverse merger, Old Coffee People had an Employee Stock Purchase Plan (the ESPP) under which 150,000 shares of common stock have been reserved for issuance to and purchase by employees of Old Coffee People. The ESPP continued after the reverse merger. All Old Coffee People employees with over four months of service who work more than 20 hours per week and who do not own stock and stock options for more than 5% of the Company's stock are eligible to participate in the ESPP. The ESPP is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code. 12,780 shares were purchased under the ESPP during the fiscal year ended June 26, 1999.

(6) RETIREMENT PLANS

     Effective March 1, 1997, the Company adopted a tax deferred savings plan (the 401(k) Plan). Substantially all employees with over one year of service are eligible to participate in the 401(k) Plan. Participants who choose to participate may contribute up to 15% of their pretax compensation to the 401(k) Plan subject to the statutorily prescribed annual limits. All contributions to the 401(k) Plan are fully vested and nonforfeitable at all times. The Company does not match employee contributions. Old Coffee People has a tax deferred savings plan (Old Coffee People 401(k) Plan) which covers all employees of Old Coffee People with over six months of service and who work an average of at least 30 hours per week. Participants may contribute up to 20% of their pretax compensation to the Old Coffee People 401(k) Plan subject to the statutorily prescribed annual limits. All contributions to the Old Coffee People 401(k) Plan, including company contributions, are fully vested and nonforfeitable at all times. Company contributions were immaterial during the fiscal year ended June 26, 1999.

(7) SEGMENT INFORMATION

     The Company has three reportable segments which include retail operations, wholesale operations and franchise operations. The Company evaluates performance of its operating segments based on income

                      COFFEE PEOPLE, INC. AND SUBSIDIARIES

                            YEAR ENDED JUNE 26, 1999
               (IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

before provision for asset impairment and restructuring costs, income taxes, depreciation and amortization and general and administrative expenses.

     Summarized financial information concerning the Company's reportable segments is shown in the following table. The other component of segment profit before tax includes corporate general and administrative expenses, provision for asset impairment and restructuring costs, depreciation and amortization expense and interest expense:

               JUNE 26, 1999                 RETAIL    WHOLESALE    FRANCHISE     OTHER     TOTAL
               -------------                 -------   ---------    ---------    -------    ------
Total revenues.............................  $31,543    17,333        6,306           --    55,182
Depreciation and amortization..............    1,408       500           --          909     2,817
Segment profit (loss) before tax...........   (3,428)    3,808        1,988      (10,056)   (7,688)
                                             =======    ======        =====      =======    ======

------------------------------------------------------
------------------------------------------------------

     NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE UNDER THIS PROSPECTUS TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US OR THE SELLING STOCKHOLDERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE UNDER THIS PROSPECTUS WILL, UNDER ANY CIRCUMSTANCES, IMPLY THAT THERE HAS BEEN NO CHANGE IN OUR AFFAIRS OR THAT THE INFORMATION IN THIS PROSPECTUS IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE AS OF WHICH THE INFORMATION IS GIVEN. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED UNDER THIS PROSPECTUS TO ANYONE IN ANY JURISDICTION IN WHICH THE OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE THE OFFER OR SOLICITATION.

                           -------------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
Risk Factors...........................    1
Use of Proceeds........................    8
Selling Stockholders...................    8
Plan of Distribution...................   10
Where You Can Find More Information....   11
Forward-Looking Statements.............   12
Legal Matters..........................   12
Experts................................   12
Index to Consolidated Financial
  Statements...........................  F-1

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                [DIEDRICH LOGO]

                                2,565,455 Shares
                                  Common Stock
                           -------------------------

                                   PROSPECTUS
                           -------------------------

                                OCTOBER 5, 2001


------------------------------------------------------
------------------------------------------------------

                                    PART II.

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth all expenses payable by us in connection with the offering of our common stock being registered hereby. All amounts are estimated except the SEC registration fee.

SEC Registration Fee........................................  $ 2,155
Printing Expenses...........................................  $ 5,000
Legal Fees and Expenses.....................................  $25,000
Accounting Fees and Expenses................................  $60,000
Miscellaneous...............................................  $   845
                                                              -------
  Total.....................................................  $93,000
                                                              =======

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Section 145(a) of the General Corporation Law of the State of Delaware (the "DGCL") provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his or her conduct was unlawful.

     Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if he or she acted under similar standards to those set forth above, except that no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

     Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsection (a) and (b) of Section 145 or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses actually and reasonably incurred by him or her in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against such officer or director and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145.

     As permitted by Section 102(b)(7) of the DGCL our certificate of incorporation provides that a director shall not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. However, such provision does not eliminate or limit the liability of a director for acts or omissions not in good faith or for breaching his or her duty of loyalty, engaging in intentional misconduct or knowingly violating the law, paying a dividend or approving a stock repurchase which was illegal, or obtaining an improper personal benefit. A provision of this type has no effect on the availability of equitable remedies, such as injunction or rescission, for breach of fiduciary duty.

     Our bylaws require that directors and officers be indemnified to the maximum extent permitted by Delaware law.

     The Company has a policy of directors and officers liability insurance that insures the Company and its directors and officers against damages, settlements, and defense costs under certain circumstances.

ITEM 16. EXHIBITS

     The following exhibits are filed herewith or incorporated by reference:


EXHIBIT
NUMBER                       DESCRIPTION OF EXHIBIT
-------                      ----------------------
  3.1     Restated Certificate of Incorporation of the Company(1)
  3.2     Bylaws of the Company(2)
  4.1     Specimen Stock Certificate(3)
  4.2     Common Stock and Warrant Purchase Agreement, dated March 14,
          2001(4)
  4.3     Registration Rights Agreement, dated May 8, 2001(5)
  4.4     Form of Warrant, dated May 8, 2001(5)
  5.1     Opinion of Gibson, Dunn & Crutcher LLP as to legality of the securities registered hereby(3)
 23.1     Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit
          5.1)
 23.2     Consent of KPMG LLP, independent auditors
 23.3     Consent of KPMG LLP, independent auditors
 24.1     Power of Attorney(3)


-------------------------
(1) Previously filed as an exhibit to Diedrich Coffee's Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 16, 2001.

(2) Previously filed as an exhibit to Diedrich Coffee's Registration Statement on Form S-1 (No. 333-08633), as amended, as declared effective by the Securities and Exchange Commission on September 11, 1996.

(3) Previously filed as an exhibit to this Registration Statement on August 3, 2001.

(4) Previously filed as an exhibit to Diedrich Coffee's Definitive Proxy Statement, filed with the Securities and Exchange Commission on April 12, 2001.

(5) Previously filed as an exhibit to Diedrich Coffee's Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 16, 2001.

ITEM 17. UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     (d) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (e) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (f) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, I certify that I have reasonable grounds to believe that Diedrich Coffee, Inc. meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on October 5, 2001.


                                          DIEDRICH COFFEE, INC.

                                          By:    /s/ J. MICHAEL JENKINS
                                            ------------------------------------
                                                     J. Michael Jenkins
                                               President and Chief Executive
                                                           Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                 NAME AND SIGNATURE                               TITLE                     DATE
                 ------------------                               -----                     ----

               /s/ J. MICHAEL JENKINS                      President and Chief       October 5, 2001
-----------------------------------------------------  Executive Officer (Principal
                 J. Michael Jenkins                         Executive Officer)

              /s/ MATTHEW C. MCGUINNESS                Chief Financial Officer and   October 5, 2001
-----------------------------------------------------    Executive Vice President
                Matthew C. McGuinness                    (Principal Financial and
                                                           Accounting Officer)

                          *                                      Director            October 5, 2001
-----------------------------------------------------
                    Paul Heeschen

                          *                                      Director            October 5, 2001
-----------------------------------------------------
                   Martin Diedrich

                          *                                      Director            October 5, 2001
-----------------------------------------------------
                     Peter Churm

                          *                                      Director            October 5, 2001
-----------------------------------------------------
                  Lawrence Goelman

              ------------------------

             *By: /s/ J. MICHAEL JENKINS
  ------------------------------------------------
                 J. Michael Jenkins
                  Attorney-in-Fact

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                        DESCRIPTION OF EXHIBIT
-------                       ----------------------
  3.1      Restated Certificate of Incorporation of the Company(1)
  3.2      Bylaws of the Company(2)
  4.1      Specimen Stock Certificate(3)
  4.2      Common Stock and Warrant Purchase Agreement, dated March 14,
           2001(4)
  4.3      Registration Rights Agreement, dated May 8, 2001(5)
  4.4      Form of Warrant, dated May 8, 2001(5)
  5.1      Opinion of Gibson, Dunn & Crutcher LLP as to legality of the securities registered hereby(3)
 23.1      Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit
           5.1)
 23.2      Consent of KPMG LLP, independent auditors
 23.3      Consent of KPMG LLP, independent auditors
 24.1      Power of Attorney(3)

-------------------------
(1) Previously filed as an exhibit to Diedrich Coffee's Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 16, 2001.

(2) Previously filed as an exhibit to Diedrich Coffee's Registration Statement on Form S-1 (No. 333-08633), as amended, as declared effective by the Securities and Exchange Commission on September 11, 1996.

(3) Previously filed as an exhibit to this Registration Statement on August 3, 2001.

(4) Previously filed as an exhibit to Diedrich Coffee's Definitive Proxy Statement, filed with the Securities and Exchange Commission on April 12, 2001.

(5) Previously filed as an exhibit to Diedrich Coffee's Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 16, 2001.